MASTERWORKS

Launching Now | Yoshitomo Nara (38.1% | △1.80 | $10.1M)

Yoshitomo Nara


MASTERWORKS PRESENTS
OUR #1 SHARPE RATIO
OFFERING
#1 SHARPE RATIO


1.80
Nara's Market
0.72
S&P 500
0.59
All Art Market

Yoshitomo Nara's Risk Adjusted Return[1]


Yoshitomo Nara
S&P 500
All Art
Real Estate
Emerging Equities
US Bonds
Gold
2.0
1.5
1.0
0.5
0.0
RETURN
RISK

From 2006 - 2022, Nara's risk adjusted return, measured using the appreciation rate as well as the volatility of that investment, is 1.80.

INVEST NOW

38.1%

Annual Growth of Record Prices[2]



About Nara

Arguably the most famous living Japanese contemporary artist, Nara is widely recognized for his signature images of menacing wide-eyed children.






Sotheby's



- Between 2002 and 2022, demand for Nara's work exploded, with his average hammer price increasing from ~$26,000 to $2.0 million.
- In 2019, he became the most expensive Japanese artist to sell at auction when "Knife Behind Back" (2000) sold for over $24 million.
- Nara's 2022 auction turnover exceeded $98 million dollars, 24th highest among all artists, and 2nd for Japanese artists, only behind Yayoi Kusama.
- Nara's unique iconography has universal appeal; he has collaborated with famous fashion labels like Stella McCarntey, and his work has been printed on products ranging from limited edition dinner plates to skateboard decks.

A copy of the Offering Circular is available HERE.

1. "Market risk-adjusted appreciation" otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the market has performed historically adjusted for the volatility of such performance. Lower volatility results in a higher market risk-adjusted appreciation rate, which means it is more likely that an investor would have achieved the historical appreciation rate as compared to an asset with higher volatility. Market risk-adjusted appreciation for an artist market reflects (x) the average annualized appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus (y) the risk-free rate of return. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Yoshitomo Nara have a record price compound annual growth rate ("CAGR") of 38.1% from May 15, 2002 to September 30, 2022. This calculation is based on (i) a record price of $30,000 on May 15, 2002, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,673,640, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange